FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August, 2003

                           Commission File Number:0-49888


                          Randgold Resources Limited
                (Translation of registrant's name into English)

            La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BJ, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


ASHWORTH TO ASSIST OPPORTUNITY DEVELOPMENT AT RANDGOLD & EXPLORATION

London, 6 August 2003 - David Ashworth has retired as a non-executive director of Randgold Resources in order to assist Randgold & Exploration with the development of new opportunities following that company's recent re-establishment as an active, empowerment-orientated mining corporation. Ashworth, a former financial director of Randgold Resources, retired last year but remained on the boards of Randgold & Exploration and Randgold Resources as a non-executive.

Randgold Resources chief executive Dr Mark Bristow said today Ashworth had played a key role in the establishment and development of that company, among other things arranging the finance for the Morila mine, and had continued to provide it with sage counsel as a non-executive director. "We'll miss his contribution and we wish him well with his new challenges at Randgold & Exploration," he said.

For further information call:
(CEO) Mark Bristow on +44 (0) 779 775 2288

Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis - Tel: +27 11 728 4701, or e-mail randgoldresources@dpapr.com.
website: www.randgoldresources.com







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Randgold Resources Limited



                                                       By:___/s/David Haddon___
                                                       David Haddon
                                                       Group Company Secretary

Date: 07 August 2003